________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 31

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

         This Amendment No. 31 amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         Section 11 ("Background of the Offer") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

         Omnicare sent the following letter to the Company:

                         [LETTERHEAD OF OMNICARE, INC.]

                                                December 9, 2002



BY FACSIMILE AND OVERNIGHT COURIER
----------------------------------

Board of Directors
NCS HealthCare, Inc.
3201 Enterprise Parkway
Suite 220
Beachwood, Ohio 44122

Gentlemen:

I am writing as a follow-up to my conversations this weekend with Glenn Pollack, financial advisor to the NCS Board of Directors and the Special Committee of the NCS Board.

As you have apparently acknowledged (by recommending that NCS stockholders vote against the proposed NCS/Genesis transaction), Omnicare's $3.50 per share offer is clearly superior to the consideration being offered in the proposed NCS/Genesis transaction. We have stated previously, and repeat again here, that we are willing to discuss all aspects of our offer, including the price to be paid to NCS stockholders.

As I advised Mr. Pollack, we remain willing to discuss our offer, and we are willing to be convinced that we should modify the offer - including increasing the price to be paid to NCS stockholders. When you are in a position to have such a discussion, please contact us. I can be reached at 859-392-3305, or you can have your advisors call either Alan Hartman of Merrill Lynch (212-449-8585) or Mort Pierce of Dewey Ballantine LLP (212-259-8000).

Sincerely,



/s/ Joel F. Gemunder
Joel F. Gemunder
President and Chief Executive Officer


cc:  Glenn Pollack
     (Candlewood Partners, LLC)

     Robert B. Pincus
     (Skadden, Arps, Slate, Meagher & Flom LLP)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated August 8, 2002.*

(a)(1)(B)  Letter of Transmittal.*

(a)(1)(C)  Notice of Guaranteed Delivery.*

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.*

(a)(1)(G)  Summary Advertisement, published August 8, 2002.*

(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.*

(a)(1)(J)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)  First Amended Complaint filed in the Chancery Court, New Castle
           County, Delaware on August 12, 2002.*

(a)(1)(L)  Press Release issued by Omnicare, Inc. on August 20, 2002.*

(a)(1)(M) First Amended Complaint filed in the United States District Court for the Northern District of Ohio on August 21, 2002.*

(a)(1)(N)  Press Release issued by Omnicare, Inc. on August 26, 2002.*

(a)(1)(O)  Press Release issued by Omnicare, Inc. on September 6, 2002.*

(a)(1)(P) Selected material from a presentation of Omnicare, Inc. at the Bear Stearns 15th Annual Healthcare Conference on
           September 17, 2002 at The Waldorf Astoria, New York, New York.*

(a)(1)(Q)  Press Release issued by Omnicare, Inc. on September 20, 2002.*

(a)(1)(R)  Motion for Summary Judgment as to Count I of the First Amended
           Complaint filed in the Chancery Court, New Castle County, Delaware on September 30, 2002.*

(a)(1)(S)  Motion to Dismiss the First Amended Complaint filed in the United States
           District Court for the Northern District of Ohio on September 13, 2002.*

(a)(1)(T)  Opposition to Omnicare's Motion to Dismiss and Motion for Preliminary
           Injunction filed in the United States District Court for the Northern
           District of Ohio on September 30, 2002.*

(a)(1)(U)  Press Release issued by Omnicare, Inc. on October 4, 2002.*

(a)(1)(V) Defendant's Motion to Dismiss the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 3, 2002.*

(a)(1)(W) Omnicare's Reply Memorandum of Law in Further Support of the Motion to Dismiss the First Amended Complaint filed in the United States
           District Court for the Northern District of Ohio on October 15,
           2002.*

(a)(1)(X)  Second Amended Complaint filed in the Chancery Court, New Castle
           County, Delaware on October 16, 2002.*

(a)(1)(Y)  Plaintiff's Memorandum of Law in Opposition to the NCS Defendants'
           Motion to Dismiss Omnicare's Second Amended Complaint filed in the
           Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(Z)  Omnicare's Memorandum of Law in Opposition to Plaintiff's Motion for
           Preliminary Injunction filed in the United States District Court for the Northern District of Ohio on October 17, 2002.*

(a)(1)(AA) The NCS Defendants' Memorandum of Law in Opposition to Omnicare's and
           the Class Plaintiffs' Motion for Summary Judgment filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(BB) Defendant Jon H. Outcalt's Brief in Opposition to Omnicare's Motion
           for Summary Judgment on Count I of the First Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 17,
           2002.*

(a)(1)(CC) Defendant Kevin B. Shaw's Memorandum of Law in Opposition to
           Omnicare's Motion for Summary Judgment on Count I of the Second
           Amended Complaint filed in the Chancery Court, New Castle County,
           Delaware on October 17, 2002.*

(a)(1)(DD) Brief of Defendants Genesis Health Ventures, Inc. and Geneva Sub,
           Inc. in Opposition to Omnicare's and the Class Plaintiffs' Motions for Summary Judgment on Count I of their Complaints filed in the Chancery Court, New Castle County, Delaware on October 17, 2002.*

(a)(1)(EE) Press Release issued by Omnicare, Inc. on October 22, 2002.*

(a)(1)(FF) Reply Memorandum of Law in Further Support of Omnicare's Motion for
           Summary Judgment as to Count I of the Second Amended Complaint filed in the Chancery Court, New Castle County, Delaware on October 22,
           2002.*





(a)(1)(GG) The NCS Defendants' Reply Memorandum of Law in Support of Their
           Motion to Dismiss Omnicare's Second Amended Complaint filed in the
           Chancery Court, New Castle County, Delaware on October 22, 2002.*

(a)(1)(HH) Reply Brief of Defendants Genesis Health Ventures, Inc. and Geneva
           Sub, Inc. in Support of Their Motion to Dismiss the Second Amended
           Complaint filed in the Chancery Court, New Castle County, Delaware on October 22, 2002.*

(a)(1)(II) Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19800
           (Del. Ch. October 25, 2002).*

(a)(1)(JJ) Press Release issued by Omnicare, Inc. on October 28, 2002.*

(a)(1)(KK) Omnicare, Inc. v. NCS HealthCare, Inc., et al., C.A. No. 19800 (Del. Ch.
           October 29, 2002).*

(a)(1)(LL) Press Release issued by Omnicare, Inc. on October 30, 2002.*

(a)(1)(MM) Excerpts from the Transcript of Omnicare's Third Quarter 2002
           Conference Call, dated October 31, 2002.*

(a)(1)(NN) Press Release issued by Omnicare, Inc. on November 5, 2002.*

(a)(1)(OO) Selected material from a presentation of Omnicare, Inc. at the CIBC
           World Markets 13th Annual Health Care Conference on November 5, 2002 at The Plaza Hotel, New York, New York.*

(a)(1)(PP) Press Release issued by Omnicare, Inc. on November 19, 2002.*

(a)(1)(QQ) Brief filed by Omnicare, Inc. in the Supreme Court of the State of Delaware on November 14, 2002.*

(a)(1)(RR) In Re NCS HealthCare, Inc., Shareholders Litigation,
           Consolidated C.A. No. 19786 (Del. Ch. November 22, 2002).*

(a)(1)(SS) Press Release issued by Omnicare, Inc. on November 25, 2002.*

(a)(1)(TT) Answering Brief filed by Appellees NCS HealthCare, Inc.,
           Boake A. Sells and Richard L. Osborne in the Supreme Court of the
           State of Delaware on November 22, 2002.*

(a)(1)(UU) Answering Brief filed by Appellees Jon H. Outcalt and Kevin B. Shaw in the Supreme Court of the State of Delaware on November 22, 2002.*

(a)(1)(VV) Answering Brief filed by Appellees Genesis Health Ventures, Inc. and
           Geneva Sub, Inc. in the Supreme Court of the State of Delaware on
           November 22, 2002.*

(a)(1)(WW) Press Release issued by Omnicare, Inc. on December 4, 2002.*

(a)(1)(XX) Order of the Supreme Court of the State of Delaware, issued on
           December 3, 2002.*

(a)(1)(YY) Order of the Supreme Court of the State of Delaware, issued on
           December 4, 2002.*

(a)(1)(ZZ) Press Release filed by Omnicare, Inc. on December 5, 2002.*

(a)(5)(A)  Form of Agreement and Plan of Merger proposed by Omnicare, Inc.*

(a)(5)(B)  Agreement and Plan of Merger executed by Omnicare, Inc.*

(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).

(c)        None.

(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.*

(e)        None.

(f)        None.

(g)        None.

(h)        None.

---------------------
* Previously filed.